UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number: 333-291410

Braiin Limited
(Exact name of registrant as specified in its charter)

283 Rokeby Road Subiaco, Western Australia	6008
(Address of registrant’s principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Forward Stock Split

On April 29, 2026, Braiin Limited (the “Company”) announced that trading of its ordinary shares had commenced on a split-adjusted basis following a successful three-for-one forward stock split (the “Stock Split”). As a result of the Stock Split, every Company shareholder of record as of April 27, 2026 received two additional ordinary shares for every one ordinary share held. As previously disclosed, the Board of Directors approved the Stock Split on April 9, 2026, and the Company’s shareholders subsequently approved the Stock Split at an extraordinary general meeting of shareholders on April 10, 2026.

A copy of the press release announcing the proposed transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits
99.1	Press Release dated April 29, 2026 – Braiin Announces Commencement of Trading on Split-Adjusted Basis Following Three-for-One Stock Split

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Braiin Limited

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer

Date: April 30, 2026